UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

CHECKERS DRIVE-IN RESTAURANTS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

162809-10-7
(CUSIP Number)

Robert A. Wilson
Senior Vice President and Assistant Secretary
CKE Restaurants, Inc.
401 W. Carl Karcher Way
Anaheim, CA 92801
Telephone: (714) 774-5796
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite, 1600
Newport Beach, CA 92660
Telephone: (949) 725-4000

July 15, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 162809-10-7	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CKE Restaurants, Inc. 33-0602639

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 446,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 446,000 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 3.6% (1)

14.	TYPE OF REPORTING PERSON CO

(1)	Based upon 12,252,365 shares of the issuer’s common stock outstanding as stated on its Quarterly Report on Form 10-Q for the quarterly period ended September 9, 2002.

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This Amendment No. 8 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 24, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 5, 1997 (as amended), by Amendment No. 2 to Schedule 13D filed with the SEC on August 25, 1997, and by Amendment No. 3 to Schedule 13D filed with the SEC on December 30, 1997, and by Amendment No. 4 to Schedule 13D filed with the SEC on August 8, 2000, and by Amendment No. 5 to Schedule 13D filed with the SEC on December 1, 2000, and by Amendment No. 6 to Schedule 13D filed with the SEC on July 2, 2001, and by Amendment No. 7 filed with the SEC on April 16, 2002 and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Checkers Drive-In Restaurants, Inc., a Delaware corporation (the “Company”), and is filed by CKE Restaurants, Inc., a Delaware corporation and one of the Reporting Lenders and Reporting Buyers identified therein pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 4.    Purpose of Transaction

Between April 22, 2002 and August 12, 2002, CKE Restaurants, Inc., a Delaware corporation (“CKE”), sold approximately 536,030 shares of the Company’s Common Stock in open market transactions. It is CKE’s intent to sell all of its holdings of the Company’s Common Stock in open market transactions as price and market conditions permit. On or about July 15, 2002, CKE ceased to be the beneficial owner of more than 5% of the Company’s Common Stock. The primary purpose of the sales by CKE of the Company’s Common Stock was to realize liquidity on its investment.

Item 5.    Interest in Securities of the Issuer

(a)    As of August 12, 2002, after giving effect to the transactions described in Item 4 above, CKE beneficially owned 446,000 shares, or approximately 3.6% of the outstanding shares, of the Company’s Common Stock. The percentage given is based upon the 12,252,365 shares of the Company’s Common Stock outstanding, as stated in its Quarterly Report on Form 10-Q for the quarterly period ended September 9, 2002.

(b)    CKE has the sole power to vote, direct the voting of, and dispose of or direct the disposition of the 446,000 shares of the Company’s Common Stock beneficially owned by it.

(c)    Except for the transactions described in Item 4 above, CKE has not effected any transaction in the Company’s Common Stock during the past sixty (60) days.

(d)    Not applicable.

(e)    On or about July 15, 2002, CKE ceased to be the beneficial owner of more than 5% of the Company’s Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 1, 1996, the Company entered into a ten-year operating agreement with Carl Karcher Enterprises, Inc., a subsidiary of CKE that operates the Carl’s Jr. restaurant chain. Pursuant to the agreement, CKE began operating 29 Rally’s Hamburger, Inc. (“Rally’s”) owned restaurants located in California and Arizona, two of which were converted to a Carl’s Jr. format. Including closures from prior periods, there were 23 remaining restaurants as of July 3, 2001 operating under the

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agreement when the Company repossessed all but the two operating as Carl’s Jr. in accordance with the terms of the original operating agreement. The original agreement was cancelable after an initial five-year period, or July 1, 2001, at the discretion of CKE. The agreement was approved by a majority of the independent Directors of the Company. Prior to the agreement, the Company’s independent Directors had received an opinion as to the fairness of the agreement, from a financial point of view, from an investment banking firm of national standing. Under the terms of the operating agreement, CKE was responsible for any conversion costs associated with transforming restaurants to the Carl’s Jr. format, as well as, the operating expenses of all the restaurants. The Company had retained ownership of all the restaurants, two of which were Carl’s Jrs. and was entitled to receive a percentage of gross revenues generated by each restaurant. CKE filed the agreement as Exhibit 10-43 to CKE’s Quarterly Report on Form 10-Q for the quarterly period ended May 20, 1996, and the agreement is hereby incorporated by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2002	CKE RESTAURANTS, INC.

	By:	/s/ ROBERT A. WILSON
	Name:	Robert A. Wilson
	Title:	Senior Vice President and Assistant Secretary

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